Exhibit 99.1

Kenon’s Subsidiary OPC Announces Results of Share Offering

Singapore, October 13, 2020. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today the results of its public offering of new shares, announced on October 11, 2020.

OPC will issue in the offering 23,022,100 new shares at a price of NIS 32 per share.

Kenon has been allocated 10,700,200 shares in the offering. Following the completion of the share offering and the private placement, Kenon is expected to hold approximately 62.1% of OPC’s shares.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the offering of OPC shares, including the terms and conditions of the offering, timing of settlement, use of proceeds and statements relating to the agreement to acquire CPV and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the public offering is not settled when expected, the risk that acquisition is not completed, risks relating to Keno's participation in the offering and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.